02042062

Morgan

The Morgan Crucible Company plc

18th June 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dw 6/26

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co
TIDM	MGCR
Headline	AGM Statement
Released	12:53 14 Jun 2002
Number	PRNUK-1406

14th June, 2002

CHAIRMAN'S AGM STATEMENT

We stated in our preliminary statement in March that we continue to view the immediate future with caution.

The unprecedented weakness seen across Morgan's markets toward the end of last year continued into the first quarter. As anticipated, this produced a very weak start to the year. However, the second quarter is showing signs of improvement in some areas. The major cost reduction programme announced in February, is well under way and is progressing to plan.

We maintain our cautious stance on the timing of any significant or sustained market recovery. Some macro-economic forecasts indicate the beginning of an improvement later in the year and Morgan is well positioned to benefit when such an upturn occurs. Our businesses enjoy strong positions in the markets in which they operate and we remain confident in the ability of Morgan to return to profitable organic growth when global markets recover.

Enquiries:

Ian Norris/Nigel Young, Morgan Crucible

Tel: 01753 837000

Harry Chatali/Locksley Ryan, Brunswick

Tel: 020 7404 5959

END

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